Exhibit 99.10

This short form prospectus has been filed under legislation in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Sprott Asset Management LP, the manager of Sprott Physical Copper Trust, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Telephone: (416) 943-8099 and are also available electronically at www.sedarplus.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 3, 2024

SPROTT PHYSICAL COPPER TRUST

US$1,000,000,000
Trust Units

Sprott Physical Copper Trust (the “Trust”) may offer from time to time, during the 25-month period that this short form base shelf prospectus (including any amendments hereto) (this “prospectus”) remains effective, up to US$1,000,000,000 of transferable trust units (the “trust units”). Each trust unit represents an equal, fractional, undivided beneficial interest in the net assets of the Trust attributable to the particular class of trust units. To date, the Trust has issued only one class or series of trust units, which is the class of trust units that will be qualified by this prospectus. The Trust is a closed-end trust established under the laws of the Province of Ontario and is managed by Sprott Asset Management LP (the “Manager”). See “Sprott Physical Copper Trust — Management of the Trust — The Manager” for further information about the Manager. The Trust was established to invest and hold substantially all of its assets in physical copper metal in either Grade 1 Cathode form or Grade A Cathode form that is fully allocated or stored at a Facility (as defined below) (“Copper”). For the purposes of this prospectus, “Grade 1 Cathode” means physical copper metal cathode that, at the time of purchase by the Trust, satisfies the Chicago Mercantile Exchange standards for classification as a Grade 1 electrolytic copper cathode, and “Grade A Cathode” means a physical copper metal cathode that, at the time of purchase by the Trust, satisfies the London Metals Exchange standards for classification as Grade A copper. See “Sprott Physical Copper Trust — Business of the Trust — Investment Objectives of the Trust” for further information about the Trust’s investment objectives.

The specific terms of the trust units offered, including the number of trust units offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market” distributions as defined in National Instrument 44-102 – Shelf Distribution (“NI 44-102”)), will be described in supplements to this prospectus (each a “prospectus supplement”). All shelf information omitted from this prospectus under applicable laws will be contained in one or more prospectus supplements. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the trust units to which the prospectus supplement pertains. A prospectus supplement may include specific terms pertaining to the trust units that are not within the alternatives or parameters described in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

This prospectus may qualify an “at-the-market distribution” as defined in NI 44-102.

The trust units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbols “COP.UN” (Canadian dollar denominated) and “COP.U” (U.S. dollar denominated). On July 2, 2024, the last trading day prior to the date hereof, the closing price of the trust units on the TSX was Cdn$12.75 (COP.UN) and US$9.23 (COP.U).

The Trust may sell the trust units to or through underwriters or dealers purchasing as principals to one or more purchasers directly, or through agents designated from time to time by the Manager on behalf of the Trust. Subject to the provisions of the Trust Agreement (as defined below) pursuant to which the Trust is governed, the trust units may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing market price of the trust units or at prices to be negotiated with purchasers, which prices may vary between purchasers and during the period of distribution of the trust units. The prospectus supplement relating to a particular offering of the trust units will identify each underwriter, dealer or agent engaged by the Trust in connection with the offering and sale of the trust units, and will set forth the terms of the offering of such trust units, the method of distribution of such trust units including, to the extent applicable, the proceeds to the Trust, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material term of the plan of distribution. In connection with such offering, other than an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to stabilize or maintain the market price of the trust units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

No underwriter or dealer involved in an “at-the-market” distribution, no affiliate of such underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the trust units or securities of the same class as the trust units distributed under the “at-the-market” prospectus including selling an aggregate number or principal amount of trust units that would result in the underwriter or dealer creating an over-allocation position in the trust units.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. Trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and are not insured under the provisions of the CDIC Act or any other legislation.

The Trust prepares its financial statements, which are incorporated by reference in this prospectus, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

Purchasing the trust units may subject you to tax consequences. This prospectus or any prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement.

Whitney George, a director of the GP (as defined below), resides outside of Canada. Mr. George has appointed the Trust, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, M5J 2J1, as his agent for service of process in Canada. It may not be possible for you to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the person has appointed an agent for service of process.

See “Risk Factors” for a discussion of certain considerations relevant to an investment in the trust units offered hereby. In the opinion of Stikeman Elliott LLP, counsel to the Trust, the trust units, once listed on the TSX, will be qualified investments for certain funds, plans and accounts under the Income Tax Act (Canada) (the “Tax Act”) subject to the qualifications set out under the heading “Eligibility Under the Tax Act for Investment by Canadian Exempt Plans”.

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The financial information of the Trust incorporated by reference herein is presented in U.S. dollars. Unless otherwise noted herein, all references to “$”, “US$”, “United States dollars”, “U.S. dollars” or “dollars” are to the currency of the United States and all references to “Cdn$” or “Canadian dollars” are to the currency of Canada.

The registered and head office of the Trust is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, M5J 2J1.

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TABLE OF CONTENTS

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES	2
EXCHANGE RATE	2
DOCUMENTS INCORPORATED BY REFERENCE	2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	3
SPROTT PHYSICAL COPPER TRUST	4
FEES AND EXPENSES	8
RISK FACTORS	10
USE OF PROCEEDS	11
CAPITALIZATION	11
DESCRIPTION OF THE TRUST UNITS	12
PRIOR SALES	12
MARKET PRICE OF TRUST UNITS	12
PLAN OF DISTRIBUTION	13
MATERIAL TAX CONSIDERATIONS	14
ELIGIBILITY UNDER THE TAX ACT FOR INVESTMENT BY CANADIAN EXEMPT PLANS	20
AUDITORS	20
LEGAL MATTERS	20
EXEMPTIONS AND APPROVALS	20
PURCHASERS’ STATUTORY RIGHTS	21
CERTIFICATE OF THE TRUST AND THE MANAGER	C-1

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with IFRS. The financial information of the Trust incorporated by reference herein is presented in U.S. dollars. Unless otherwise noted herein, all references to “$”, “US$”, “United States dollars”, “U.S. dollars” or “dollars” are to the currency of the United States and all references to “Cdn$” or “Canadian dollars” are to the currency of Canada.

EXCHANGE RATE

The following table sets out certain exchange rates based upon the daily average rate published by the Bank of Canada. The rates are set out as United States dollars per Cdn$1.00.

	Year Ended December 31,
	2023	2022
Low	$0.7207	$0.7217
High	$0.7617	$0.8031
Average	$0.7410	$0.7692
End	$0.7561	$0.7383

On July 2, 2024, the daily average rate for United States dollars in terms of Canadian dollars, as quoted by the Bank of Canada was Cdn$1.00 = US$0.7301.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated by reference in this prospectus is certain information contained in documents filed by the Trust with the securities regulatory authorities in each of the provinces and territories of Canada. This means that the Trust is disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in any other subsequently-filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus on request without charge by contacting the Manager, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Telephone: (416) 943-8099 (toll free number: 1-855-943-8099), as well as through the sources described below under “Additional Information”.

The following documents are specifically incorporated by reference in this prospectus:

(i)	the following sections of the prospectus of the Trust dated May 31, 2024 (the “IPO Prospectus”): “Overview of the Structure of the Trust”, “Investment Objectives”, “Investment Strategies”, “Overview of the Sector the Trust Invests In”, “Investment Restrictions”, “Fees and Expenses”, “Risk Factors”, “Distribution Policy”, “Organization and Management Details of the Trust” other than information contained under the subheading “Auditor”, “Calculation of Net Asset Value”, “Description of the Units”, “Securityholder Matters”, “Termination of the Trust”, “Redemption of Units”, “Principal Unitholder of the Trust”, “Legal Proceedings” and “Material Contracts”; and

(ii)	the audited financial statements of the Trust as at April 19, 2024, and for the period from inception on April 12, 2024, to April 19, 2024, and the related notes thereto, together with the independent auditor’s report thereon dated May 10, 2024 (the “IPO Financial Statements”).

Any material change reports (other than confidential material change reports) or any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) required to be incorporated by reference herein pursuant to NI 44-101, as well as all prospectus supplements (solely for the purposes of the offering of trust units covered by that prospectus supplement unless otherwise provided therein) disclosing additional or updated information filed by the Trust with the securities regulatory authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date of issuance of the receipt for this prospectus, shall be deemed to be incorporated by reference in this prospectus.

When new documents of the type referred to in the paragraphs above are filed by the Trust with the securities regulatory authorities in Canada during the currency of this prospectus, such documents will be deemed to be incorporated by reference in this prospectus and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim financial statements (and management reports of fund performance of the Trust relating thereto) and certain prospectus supplements filed by the Trust with the securities regulatory authorities in Canada before the commencement of the financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus.

A prospectus supplement containing the specific terms of any trust units offered will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of trust units covered by that prospectus supplement unless otherwise provided therein.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement that is not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus, including any documents incorporated by reference, that are not purely historical are forward-looking statements. The Trust’s forward-looking statements include, but are not limited to, statements regarding its or its management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	trading of the trust units on the TSX;

•	the Trust’s objectives and strategies to achieve the objectives;

•	expectations regarding the supply of Copper and the ability of producers to bring additional sources of supply online; and

•	expectations for the growth of the Copper industry, sources of and demand for Copper, and the performance of the Copper market.

The forward-looking statements contained in this prospectus, including any document incorporated by reference, are based on the Trust’s current expectations and beliefs concerning future developments and their potential effects on the Trust. There can be no assurance that future developments affecting the Trust will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Trust’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks, uncertainties and assumptions include those factors described under the heading “Risk Factors” in this prospectus and in any prospectus supplement, as well as, without limitation, the following:

•	success in retaining or recruiting, or changes required in, the officers or key employees of the Manager;

•	success in retaining or recruiting, or changes required in, the officers or key employees of any technical advisor appointed by the Manager; and

•	success in appointing a technical advisor to provide advisory services to the Manager in respect of matters relating to the Trust’s holding, purchases and sales of Copper.

Should one or more of these risks or uncertainties materialize, or should any of the Trust’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Trust undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SPROTT PHYSICAL COPPER TRUST

The following is a summary of information pertaining to the Trust and does not contain all the information about the Trust that may be important to you. You should read the more detailed information including but not limited to the IPO Prospectus that are incorporated by reference into and are considered to be a part of this prospectus.

Organization of the Trust

Sprott Physical Copper Trust was established on April 12, 2024 under the laws of the Province of Ontario, Canada, and its provisions and features are set out in an amended and restated trust agreement dated as of May 10, 2024 (the “Trust Agreement”). The Trust has received relief from certain provisions of National Instrument 81-102 – Investment Funds (“NI 81-102”), and, as such, the Trust is not subject to certain policies and regulations of the Canadian Securities Administrators that apply to other non-redeemable investment funds (as defined under applicable Canadian securities legislation). See “Exemptions and Approvals”.

The Trust invests and holds substantially all of its assets in Copper and does not, nor does it anticipate, holding any other similar metal or related chemical compounds.

Management of the Trust

The Manager

Sprott Asset Management LP is the Manager of the Trust. The Manager acts as the manager of the Trust pursuant to the Trust Agreement and a management agreement between the Trust and the Manager dated as of May 10, 2024 (the “Management Agreement”). The Manager is a limited partnership formed and organized under the laws of the Province of Ontario, Canada, pursuant to the Limited Partnerships Act (Ontario) by declaration dated as of September 17, 2008. The general partner of the Manager is Sprott Asset Management GP Inc. (the “GP”), which is a corporation incorporated under the laws of the Province of Ontario, Canada, on September 17, 2008. The GP is a wholly-owned subsidiary of Sprott Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on February 13, 2008. Sprott Inc. is also the sole limited partner of the Manager. Sprott Inc. is a public company whose common shares are listed and posted for trading on the TSX and the New York Stock Exchange under the symbol “SII”. See “Organization and Management Details of the Trust” in the IPO Prospectus for further information.

As of March 31, 2024, the Manager, together with its affiliates and related entities, had assets under management totaling approximately US$29.4 billion, and provided management and investment advisory services to many entities, including private investment funds, exchange-listed products, mutual funds and discretionary managed accounts. The Manager also acts as: (A) manager of (i) the Sprott Physical Uranium Trust, a non-redeemable investment fund whose trust units are listed and posted on the TSX that invests and holds substantially all of its assets in physical uranium, (ii) the Sprott Physical Silver Trust, a closed-end mutual fund trust whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical silver bullion, (iii) the Sprott Physical Gold Trust, a closed-end mutual fund trust whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical gold bullion, (iv) the Sprott Physical Gold and Silver Trust, a closed-end mutual fund trust whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical gold and silver bullion, and (v) the Sprott Physical Platinum and Palladium Trust, a closed-end mutual fund trust whose units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical platinum and palladium bullion; and (B) sub-advisor for certain funds managed by Ninepoint LP, a Canadian public mutual fund manager.

The Manager has appointed Sprott Asset Management USA, Inc. (“SAM US”) to provide advice to the Trust with respect to copper futures and certain other Financial Instruments (as defined below). SAM US is relying on the “international adviser” exemption from the adviser registration requirements in the Commodity Futures Act (Ontario). SAM US is not registered as an adviser under Canadian securities or commodity legislation and, as such, is not required to comply with the same requirements that an adviser so registered under such legislation would be subject to, including those concerning proficiency, capital and insurance.

SAM US is an affiliate of the Manager. SAM US has its office, and all or substantially all of its assets, located outside of Canada. The Manager and the Trust may have difficulty enforcing any legal rights against SAM US.

The Manager is responsible for the day-to-day business and administration of the Trust, including management of the Trust’s portfolio and all clerical, administrative and operational services. The Trust maintains a public website that contains information about the Trust and the trust units. The internet address of the website is https://sprott.com/investment-strategies/physical-commodity-funds/copper/. This internet address is provided here only as a convenience to you, and the information contained on or connected to the website is not incorporated into, and does not form part of, this prospectus.

The Trustee

RBC Investor Services Trust (the “Trustee”), a trust company organized under the federal laws of Canada, is the trustee of the Trust. The Trustee holds title to the Trust’s assets and has, together with the Manager, exclusive authority over the assets and affairs of the Trust, provided that the Manager may also delegate certain investment management, clerical, administrative and operational services of the Trust (including without limitation to one or more technical advisors and/or investment managers), at the Manager’s sole discretion, pursuant to the Trust Agreement and the Management Agreement. The Trustee has a fiduciary responsibility to act in the best interest of the unitholders. The Trustee also acts as custodian on behalf of the Trust for the Trust’s assets other than Copper. Various Chicago Mercantile Exchange or London Metals Exchange-approved storage or similar facilities owned by Access World, C. Steinweg Handelsveem and P Global Services, and/or each of their respective subsidiaries, affiliates or successors and, subject to compliance with applicable securities laws and exemptive relief order regarding the custody of the Trust’s Copper, such other warehouse service providers as the Manager may determine in accordance with the Trust Agreement (the “warehouse service providers”) in Belgium, Canada, Germany, Italy, Malaysia, the Netherlands, Singapore, South Korea, Spain, Sweden, the United Arab Emirates and the United States will store the Copper owned by the Trust on behalf of the Trust (collectively, the “Facilities”). Under the Trust Agreement, the Manager, with the consent of the Trustee, may determine to change the custodial arrangements of the Trust.

Principal Offices

The Trust’s office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1. The Manager’s office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1 and its telephone number is (416) 943-8099 (toll free: 1-855-943-8099). The Trustee’s office is located at 155 Wellington Street West, 10th Floor, Toronto, Ontario, Canada M5V 3L3.

Business of the Trust

Recent Developments

On June 6, 2024, the Trust announced the closing of its initial public offering of 10,000,000 trust units at a price of US$10.00 per trust unit (the “IPO”) for gross proceeds of US$100,000,000. Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Cantor Fitzgerald Canada Corporation (as “Joint Bookrunners”) and RBC Dominion Securities Inc. and TD Securities Inc. (together with the Joint Bookrunners, the “Underwriters”) acted as underwriters of the IPO. The Trust also granted the Underwriters an option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time for a period of 30 days after the closing date of the IPO, to purchase from the Trust an additional 15% of the aggregate number of trust units issued under the IPO on the same terms as the trust units offered under the IPO. On June 20, 2024, the Trust announced that the Underwriters partially exercised the Over-Allotment Option and purchased 1,000,000 trust units at the IPO price of US$10.00 per trust unit (the “Over-Allotment Exercise”). The Over-Allotment Exercise generated gross proceeds of US$10,000,000.

Investment Objectives of the Trust

The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding Copper. The Trust does not anticipate making regular cash distributions to unitholders.

Investment Strategies of the Trust

The Trust’s principal investment strategy is to invest primarily in long-term holdings of Copper and will not speculate with regard to short-term changes in Copper prices.

The Trust is expressly prohibited from investing in units or shares of other investment funds or collective investment schemes other than money market mutual funds and then only to the extent that its interest does not exceed 10% of the total net assets of the Trust.

The Trust may not borrow funds except under limited circumstances as set out in NI 81-102 and, in any event, not in excess of 10% of the total net assets of the Trust.

Borrowing Arrangements

As of the date of this prospectus, the Trust has no borrowing arrangements in place and is unleveraged. The Trust has historically not used leverage and the Manager has no intention of doing so in the future (save for the short-term borrowings to settle trades). Unitholders will be notified of any changes to the Trust’s use of leverage.

Calculating Net Asset Value

The value of the net assets of the Trust and the net asset value for a particular class or series of a class of trust units (the “Class Net Asset Value”) are determined daily as of 4:00 p.m., Toronto time, on each business day by the Trust’s valuation agent, which is RBC Investor Services Trust. Throughout this prospectus, unless otherwise indicated, the term “business day” refers to any day on which the TSX is open for trading. In addition, the Manager may calculate the value of the net assets of the Trust, the Class Net Asset Value and the NAV per trust unit at such other times as the Manager deems appropriate. The value of the net assets of the Trust as of the valuation time on any such day is equal to the aggregate fair market value of the assets of the Trust as of such date, less an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding trust units, if any) as of such date. The valuation agent calculates the NAV by dividing the value of the net assets of the class of the Trust represented by the trust units on that day by the total number of trust units of that class then outstanding on such day. The total NAV of the Trust as of July 2, 2024 was US$98,871,109.

Investment and Operating Restrictions

Non-redeemable investment funds (as defined under applicable Canadian securities legislation) are subject to certain restrictions and practices contained in securities legislation, including NI 81-102, that are designed in part to ensure that the investments of the investment fund are diversified and relatively liquid and to ensure the proper administration of the investment fund. Subject to the specific exceptions from NI 81-102 set out under the section entitled “Exemptions and Approvals” of this prospectus, the Trust will be managed in accordance with these restrictions and practices.

In making investments on behalf of the Trust, the Manager is subject to certain investment and operating restrictions (the “Investment and Operating Restrictions”), which are set out in the Trust Agreement. The Investment and Operating Restrictions may not be changed without the prior approval of unitholders in accordance with the Trust Agreement.

The Investment and Operating Restrictions are intended to be conducted in accordance with, among other things, the following investment and operating restrictions, and they provide that the Trust:

(a)	will invest in and hold a minimum of 90% of the total net assets of the Trust in Copper (whether in physical form or through Financial Instruments that represent Copper) and invest in and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in debt obligations guaranteed by the Government of the United States or a state thereof or by the Government of Canada or a province of Canada, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by Dominion Bond Rating Service Limited or its successors or assigns or F1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor’s or its successors or assigns or P-1 (or its equivalent, or higher) by Moody’s Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, cash or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term “short-term” means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of additional offerings or prior to the distribution of the assets of the Trust;

(b)	will not issue trust units except (i) if the net proceeds per trust unit to be received by the Trust are not less than 100% of the most recently calculated NAV of the Trust per trust unit prior to, or upon, the determination of the pricing of such issuance, or (ii) by way of trust unit distribution in connection with a distribution;

(c)	will not invest in Financial Instruments that represent Copper or that may be exchanged for Copper, other than for the purposes of Copper optimization transactions, including the use of futures, warrants, Chicago Mercantile Exchange or London Metals Exchange warehouse receipts, and other financial instruments (collectively, “Financial Instruments”), to complement the Trust’s Copper procurement strategy, so long as these transactions provide value to the Trust and the risk associated with each transaction is minimized to the satisfaction of the Manager taking into account all relevant tax considerations. For the avoidance of doubt, Copper optimization transactions include futures contracts that correspond to a Copper purchase agreement;

(d)	may not lend Copper except to other market participants, of sufficient credit quality and/or with appropriate credit enhancing measures, so that the risk associated with any such transaction and to the Trust is minimized to the satisfaction of the Manager taking into account all relevant tax considerations;

(e)	will ensure that the storage of Copper is governed by agreements with the Facilities having generally customary terms for agreements of such nature;

(f)	subject to (e) above, will ensure that the Copper remains unencumbered;

(g)	will not guarantee the securities or obligations of any person other than the Manager, and then only in respect of the activities of the Trust;

(h)	will not use leverage other than for short-term borrowings to settle trades;

(i)	in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section 143.2 of the Tax Act;

(j)	in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94, 94.1 or 94.2 of the Tax Act; and

(k)	in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for SIFT trusts as provided for in section 122 of the Tax Act.

Termination of the Trust

The Trust does not have a fixed termination date but will be terminated in the event there are no trust units outstanding, the Trustee resigns or is removed and no successor trustee is appointed by the Manager by the time the resignation or removal becomes effective, the Manager resigns and no successor manager is appointed by the Manager and approved by unitholders by the time the resignation becomes effective, the Manager is, in the opinion of the Trustee, in material default of its obligations under the Trust Agreement and such default continues for 120 days from the date that the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the unitholders of the Trust, the Manager experiences certain insolvency events or the assets of the Manager are seized or confiscated by a public or governmental authority. In addition, the Manager may, in its discretion, terminate the Trust if, in the opinion of the Manager, after consulting with the independent review committee, the value of the net assets of the Trust has been reduced such that it is no longer economically feasible to continue the Trust and it would be in the best interests of the unitholders to terminate the Trust, by giving the Trustee and each holder of trust units at the time at least 90 days’ notice. To the extent such termination in the discretion of the Manager may involve a matter that would be a “conflict of interest matter” as set forth under applicable Canadian securities legislation, the matter will be referred by the Manager to the Trust’s independent review committee for its recommendation. In connection with the termination of the Trust, the Trust will, to the extent possible, convert its investments into cash and, after paying or making adequate provision for all of the Trust’s obligations and liabilities, distribute the net assets of the Trust among the unitholders.

FEES AND EXPENSES

This table lists the fees and expenses that the Trust pays for the continued operation of its business and that unitholders may have to pay if they invest in the Trust. Payment of these fees and expenses will reduce the value of the unitholders’ investment in the Trust.

Fees and Expenses Payable by the Trust

Type of Fee	Amount and Description
Management Fees and Additional Fees:	Pursuant to the Management Agreement, the ongoing operation of the Trust is managed by the Manager and the Trust will pay the Manager a monthly management fee equal to 1/12 of 0.50% of the NAV of the Trust plus any applicable federal and provincial taxes (the “Management Fee”). The Management Fee shall be calculated and accrued daily and payable monthly in arrears on the last day of each month. In addition, the Manager will be entitled to: (i) a procurement fee, which is equal to 1.0% of the total purchase price of the Copper purchased or sold, less brokerage costs, plus any applicable federal and provincial sales taxes (the “Procurement Fee”); and (ii) an enhancement fee, equal to 50% of the profit on all other transactions involving Copper, which are not outright purchases or sales of Copper, such as lending and exchange transactions (the “Enhancement Fee”). In addition to the Management Fee, Procurement Fees and Enhancement Fees, the Trust shall reimburse the Manager for all reasonable out-of-pocket expenses (plus applicable federal and provincial taxes) incurred by the Manager in accordance with the Management Agreement.

Technical Advisory Fees:	Fees payable to any technical advisor will be paid by, and be the sole responsibility of, the Manager. In addition, the Manager will reimburse any technical advisor for out-of-pocket expenditures (including, legal costs, costs for marketing materials and market data and travel expenses) that are directly related to services provided by any technical advisor and which the Manager can recover from the Trust, including any such expenditures incurred prior to signing an agreement with any technical advisor.

Operating Expenses:	The Trust is responsible for paying the filing and listing fees of the applicable securities authorities and stock exchanges, the fees and expenses payable to the registrar and transfer agent.

Type of Fee	Amount and Description

Except as otherwise described in this prospectus, the Trust is responsible for all costs and expenses incurred in connection with the on-going operation and administration of the Trust and each of its subsidiaries including but not limited to: the fees and expenses payable to and incurred by the Trustee, the fees and expenses of the Manager, the expenses of any other investment manager, the Facilities, the custodian, any sub-custodians, the registrar and transfer agent and the valuation agent of the Trust; the Facilities (including the costs of all insurance policies obtained and administrative expenses incurred in connection with storing the Copper at such Facilities); the valuation agent of the Trust; transaction and handling costs for Copper; storage fees for Copper; counterparty fees; custodian settlement fees; legal, audit, accounting, bookkeeping and record keeping fees and expenses; costs and expenses of reporting to unitholders and conducting unitholder meetings; printing and mailing costs; filing and listing fees payable to applicable securities regulatory authorities and stock exchanges; other administrative expenses and costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations; any applicable Canadian or foreign taxes payable by the Trust or to which the Trust may be subject; interest expenses and borrowing costs, if any; brokerage expenses and commissions; costs and expenses relating to the issuance of trust units; costs and expenses of preparing financial and other reports; any expenses associated with the implementation and on-going operation of the independent review committee of the Trust; costs and expenses arising as a result of complying with all applicable laws; and any expenditures incurred upon the termination of the Trust.

Other Fees and Expenses:	The Trust is responsible for the fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, any technical advisor, the Facilities, any investment manager, the custodian, any sub-custodians, the registrar and transfer agent or the valuation agent and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust.

Fees and Expenses Payable Directly by Unitholders

Type of Fee	Amount and Description
Redemption and Delivery Costs:

If a unitholder chooses to receive Copper upon a redemption of trust units, such unitholder will be responsible for the expenses incurred in connection with effecting the redemption (including, to the extent required (as determined by the Manager in its sole discretion), sales or other value-added taxes) and applicable transfer and delivery expenses, including the handling, logistical requirements and administration of the redemption notice, the transfer of the Copper for the trust units that are being redeemed and the applicable fees charged by the Facility in connection with such redemption. See “Redemption of Units – Transfer of Copper to the Redeeming Unitholder” in the IPO Prospectus.

If a unitholder chooses to receive cash upon a redemption of trust units, such unitholder will be responsible for an administration fee payable to the Trust equal to the out-of-pocket fees, costs and expenses of the Trust associated with such redemption, including amounts payable under the Management Agreement in connection with the sale of Copper to fund the cash redemption amount, and a further administration fee payable to the Manager equal to 1.0% of the aggregate Class Net Asset Value (as defined in the paragraph “Calculating Net Asset Value” below) of the redeemed trust units. See “Redemption of Units – Redemptions for Cash” in the IPO Prospectus.

Type of Fee	Amount and Description
Other Fees and Expenses:	No other charges will apply. If applicable, the unitholders may be subject to brokerage commissions or other fees associated with trading the trust units.

RISK FACTORS

You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included and incorporated by reference herein, including but not limited to the information under the heading “Risk Factors” in the IPO Prospectus. See “Documents Incorporated by Reference”.

The Canada Revenue Agency (“CRA”) tax treatment of realized gains and losses.

The CRA has expressed the opinion that gains (or losses) resulting from certain transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure in the nature in trade, so that, subject to the particular facts, such transactions give rise to ordinary income rather than capital gains. As the Manager intends for the Trust to be a long-term holder of Copper and does not anticipate that the Trust will dispose of its Copper (otherwise than on a redemption of trust units or where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of Copper as capital gains (or capital losses), although depending on the circumstances, the Trust may instead include (or deduct) the full amount of such gains or losses in computing its income. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of any amounts distributed to unitholders, with the result that Canadian-resident unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase, and non-resident unitholders potentially could be assessed directly by the CRA for Canadian withholding tax on the amount of net gains on such transactions that were treated by the CRA as having been distributed to them. The CRA can assess the Trust for a failure of the Trust to withhold tax on distributions made by it to non-resident unitholders that are subject to withholding tax, and typically would do so rather than assessing the non-resident unitholders directly. Accordingly, any such re-determination by the CRA may result in the Trust being liable for unremitted withholding taxes on prior distributions made to unitholders who were not resident in Canada for the purposes of the Tax Act at the time of the distribution.

If the Trust were to carry on a business in Canada in a taxation year or acquire securities that are “non-portfolio properties”, it could become subject to tax at full corporate tax rates on some or all of its income for that year.

The Manager anticipates that the Trust will make sufficient distributions in each year of any income (including taxable capital gains) realized by the Trust for Canadian tax purposes in the year so as to ensure that it will not be subject to Canadian income tax on such income. However, if the Trust were a “SIFT trust” (as defined in the Tax Act), it would effectively be taxed similarly to a corporation on income and capital gains in respect of its “non-portfolio property” (as defined in the Tax Act) at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations, and distributions of such income received by unitholders would be treated as dividends from a taxable Canadian corporation. If the Trust, contrary to its investment restrictions, were to carry on a business in Canada in a taxation year and use its property in the course of any such business, or acquire securities that are “non-portfolio property”, it could become a SIFT trust. While the Trust’s investment restrictions are intended to ensure that the Trust will not be a SIFT trust, the CRA may take a different (and adverse) view of this issue and characterize the Trust as a SIFT trust.

If the Trust experiences a “loss restriction event” it could result in unintended tax consequences for unitholders.

The Tax Act contains loss restriction rules that could result in unintended tax consequences for unitholders, including an unscheduled distribution of income or capital gains that must be included in a unitholder’s income for Canadian income tax purposes. If the Trust experiences a “loss restriction event”, it will: (i) be deemed to have a year-end for Canadian tax purposes whether or not the Trust has losses (which would trigger a distribution of the Trust’s net income and net realized capital gains to unitholders to ensure that the Trust itself is not subject to tax on such amounts); and (ii) the Trust will become subject to the Canadian loss restriction rules that generally apply to corporations, including a deemed realization of any unrealized capital losses and disallowance of its ability to carry forward capital losses. Generally, the Trust will be subject to a loss restriction event if a person becomes a “majority-interest beneficiary”, or a group of persons becomes a “majority-interest group of beneficiaries”, of the Trust, as those terms are defined in the affiliated persons rules contained in the Tax Act, with certain modifications. Generally, a majority-interest beneficiary of a Trust is a beneficiary in the income or capital, as the case may be, of the Trust who, together with the beneficial interests of persons and partnerships with whom the beneficiary is affiliated, has a fair market value that is greater than 50% of the fair market value of all the interests in the income or capital, as the case may be, of the Trust. A loss restriction event could occur because a particular unitholder or an affiliate acquires trust units. Please see “Material Tax Considerations — Canadian Taxation of Unitholders” for the tax consequences of a distribution to unitholders.

Global events outside of the Trust’s control may adversely affect the Trust’s business, financial condition and results of operations.

The Trust cautions that global events outside the Trust’s control may have a significant negative effect on the Trust and may negatively impact the Trust’s business, financial condition and results of operations, including the ability of the Trust to provide services. The success of the Trust’s activities may be affected by general market conditions, the outbreak of pandemics or contagious diseases, armed conflict, interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. Examples of recent global events include the COVID-19 pandemic, Russia’s invasion of Ukraine, the Israel-Hamas war and conflict between Israel and Iran. In addition, unexpected volatility or illiquidity could have a significant negative effect on the Trust. These as well as other global or macroeconomic events may also result in market uncertainty, which could have a material adverse impact on taxation, liquidity of trust units and other unitholder rights generally.

A delay in the purchase by the Trust of Copper with the net proceeds of an offering may result in the Trust purchasing less Copper than it could have purchased earlier.

The Trust intends to purchase Copper with the net proceeds of an offering as described in this prospectus as soon as practicable, however, the Trust may not be able to immediately purchase all of the required Copper. If the price of Copper increases between the time of completion of an offering and the time the Trust completes its purchases of Copper, whether or not caused by the Trust’s acquisition of Copper, the amount of Copper the Trust will be able to purchase will be less than it would have been able to purchase had it been able to complete its purchases immediately. In such a circumstance, the quantity of Copper purchased per trust unit will be reduced, which will have a negative effect on the value of the trust units.

The trading price of the trust units could potentially be more volatile relative to NAV.

The trading price of the trust units may become more volatile relative to NAV and could be impacted by various factors which may be unrelated or disproportionate to the price of Copper, including market trends and the sentiment of investors towards Copper.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds that the Trust will receive from the issue of its trust units will be used to acquire Copper in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described herein. See “Sprott Physical Copper Trust — Business of the Trust — Investment Objectives of the Trust” and “Investment and Operating Restrictions”.

CAPITALIZATION

On July 2, 2024, the total NAV of the Trust and the NAV per trust unit were US$98,871,109 and US$8.99, respectively, and there were a total of 11,000,000 trust units issued and outstanding.

DESCRIPTION OF THE TRUST UNITS

The Trust is authorized to issue an unlimited number of trust units in one or more classes and series of a class. Currently, the Trust has issued only one class or series of trust units, which are the class of trust units that will be qualified by this prospectus. Subject to amendment in accordance with the Trust Agreement, the Manager shall have sole discretion in determining whether the capital of the Trust is divided into one or more classes of trust units and into one or more series of each such class of trust units, the attributes that shall attach to each class or series of trust units and whether any class or series of trust units should be redesignated as a different class or series from time to time. Each trust unit of a class or series of a class represents an undivided beneficial interest in the net assets of the Trust attributable to that class or series of a class of trust units. Trust units are transferable and redeemable at the option of the unitholder in accordance with the provisions set forth in the Trust Agreement. All trust units of the same class or series of a class have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Trust units and fractions thereof are issued only as fully paid and non-assessable. Trust units have no preference, conversion, exchange or pre-emptive rights. Each whole trust unit of a particular class or series of a class entitles the holder thereof to a vote at meetings of unitholders where all classes vote together, or to a vote at meetings of unitholders where that particular class or series of a class of unitholders votes separately as a class.

The Trust may not issue trust units except (i) if the net proceeds per trust unit to be received by the Trust are not less than 100% of the most recently calculated NAV per trust unit immediately prior to, or upon, the determination of the pricing of such issuance; (ii) by way of trust unit distribution in connection with a distribution; or (iii) with the approval of unitholders by extraordinary resolution and subject to applicable securities legislation.

Registration or transfers of the trust units will be made through the non-certificated inventory system of CDS Clearing and Depository Services Inc., which holds the trust units on behalf of its participants (i.e., brokers), which in turn may hold the trust units on behalf of their customers.

References in this prospectus to a holder of trust units or unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in such trust units.

The Trust and the Manager do not have any liability for: (i) records maintained by a depository relating to the beneficial interests in the trust units or the accounts maintained by such depositary; (ii) maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or (iii) any advice or representation made or given by a depositary and made or given with respect to the rules and regulations of the depositary or any action taken by a depositary or at the direction of the depositary’s participants.

The Trust has the option to terminate registration of the trust units through the non-certificated inventory system in which case certificates for trust units in fully registered form will be issued to beneficial owners of such trust units or to their nominees.

PRIOR SALES

The following table summarizes the trust units that have been issued from treasury during the 12-month period before the date of this prospectus.

Date	Price Per Trust Unit (US$)	Number of Trust Units Issued
April 12, 2024	$10.00	1
June 6, 2024	$10.00	10,000,000
June 20, 2024	$10.00	1,000,000

MARKET PRICE OF TRUST UNITS

The trust units are traded on the TSX under the symbols “COP.UN” (Canadian dollar denominated) and “COP.U” (U.S. dollar denominated), respectively. The following table sets forth the reported high and low trading prices and average trading volume of the trust units on the TSX (as reported by TSX) for each month during the 12-month period before the date of this prospectus.

	TSX
Calendar Period	High (US$ - COP.U)	Low (US$ - COP.U)	Average Volume	High (Cdn$ - COP.UN)	Low (Cdn$ - COP.UN)	Average Volume
June 6 – June 30, 2024	10.05	9.20	33,983	14.00	12.50	5,316
July 1 – 2, 2024	9.23	9.23	-	12.75	12.75	301

PLAN OF DISTRIBUTION

The Trust may sell the trust units to or through underwriters or dealers purchasing as principals to one or more purchasers directly, or through agents designated from time to time by the Manager on behalf of the Trust. Subject to the provisions of the Trust Agreement pursuant to which the Trust is governed, the trust units may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing market price of the trust units at the time of sale or at prices to be negotiated with purchasers, which prices may vary between purchasers and during the period of distribution of the trust units. The prospectus supplement for any of the trust units being offered thereby will set forth the terms of the offering of such trust units, including the name or names of underwriters, dealers or agents, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market” distributions as defined in NI 44-102) and any discounts or concessions allowed or paid to dealers or agents. Only underwriters so named in the relevant prospectus supplement will be deemed to be underwriters in connection with the trust units offered thereby.

In accordance with paragraph 9.3(2) of NI 81-102, the issue price of the trust units will not (a) as far as reasonably practicable, be a price that causes dilution of the NAV of the Trust’s other outstanding securities at the time of issue and (b) be a price that is less than the most recently calculated NAV per trust unit. Accordingly, the trust units sold pursuant to the offering will not be sold at an issue price that is less than 100% of the most recently calculated NAV per trust unit immediately prior to, or upon, the determination of the pricing of such issuance.

If underwriters are used in connection with an offering, other than an “at-the-market” distribution, the trust units will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such trust units will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the trust units offered by the prospectus supplement if any of such trust units are purchased. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

In connection with an offering, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the trust units at a level above that which might otherwise prevail in the open market. An over-allotment, if any, involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may cause the price of the trust units sold in an offering to be higher than they would otherwise be. The size of the over-allotment, if any, is not known at this time. Such transactions, if commenced, may be discontinued at any time.

No underwriter or dealer involved in an “at-the-market” distribution, no affiliate of such underwriter or dealer, and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the trust units or securities of the same class as the trust units distributed under the “at-the-market” prospectus including selling an aggregate number or principal amount of trust units that would result in the underwriter or dealer creating an over-allocation position in the trust units.

The trust units may also be sold directly by the Trust at such prices and upon such terms as are agreed to by the Manager, on behalf of the Trust, and the purchaser or through agents designated by the Manager on behalf of the Trust from time to time. Any agent involved in the offering and sale of the trust units in respect of which this prospectus is delivered will be named, and any commissions payable by the Trust to such agent will be set forth, in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a best-efforts basis for the period of its appointment.

Underwriters, dealers and agents who participate in the distribution of the trust units may be entitled, under agreements to be entered into with the Trust, to indemnification by the Trust against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

MATERIAL TAX CONSIDERATIONS

Material Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general description of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of trust units by a unitholder. This description is generally applicable to a unitholder who deals at arm’s length and is not affiliated with the Trust and holds trust units as capital property. Trust units will generally be considered capital property to a unitholder unless the unitholder holds the trust units in the course of carrying on a business of trading or dealing in securities or has acquired the trust units in a transaction or transactions considered to be an adventure in the nature of trade.

This description is not applicable to a unitholder: (i) that is a “financial institution”, (ii) that is a “specified financial institution”, (iii) that has elected to determine its Canadian tax results in accordance with the “functional currency” rules, (iv) an interest in which is a “tax shelter investment”, or (v) who enters into a “derivative forward agreement” with respect to the trust units (as all such terms are defined in the Tax Act). This description assumes that the Trust is not subject to a “loss restriction event”, as defined in the Tax Act. In addition, this description does not address the deductibility of interest by a unitholder who has borrowed to acquire trust units. All such unitholders should consult with their own tax advisors.

This description is also based on the assumption (discussed below under “Material Tax Considerations – Material Canadian Federal Income Tax Considerations — SIFT Trust Rules”) that the Trust will at no time be a “SIFT trust” as defined in the Tax Act.

This description is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and an understanding of the current administrative and assessing policies of the CRA. There can be no assurance that the Tax Proposals will be implemented in their current form or at all, nor can there be any assurance that the CRA will not change its administrative or assessing practices. This description further assumes that the Trust will comply with the Trust Agreement and that the Manager and the Trust will comply with a certificate issued to Canadian counsel regarding certain factual matters. Except for the Tax Proposals, this description does not otherwise take into account or anticipate any change in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

This description is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in trust units. Moreover, the income and other tax consequences of acquiring, holding or disposing of trust units will vary depending on a taxpayer’s particular circumstances. Accordingly, this description is of a general nature only and is not intended to constitute legal or tax advice to any unitholder or prospective purchaser of trust units. You should consult with your own tax advisors about tax consequences of an investment in trust units based on your particular circumstances.

Currency Conversion

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of trust units (including distributions, adjusted cost base and proceeds of disposition), or transactions of the Trust, must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Status of the Trust

Although interests in the Trust are described by reference to units, the Trust is not a “unit trust” as defined in the Tax Act and therefore is not a “mutual fund trust” as defined in the Tax Act. The consequences of not qualifying for such designations under the Tax Act are described below under the heading “Material Tax Considerations – Material Canadian Federal Income Tax Considerations – Canadian Taxation of the Trust”.

Pursuant to the Trust Agreement, the Trust shall take such steps as necessary or advisable so that the Trust may qualify as a “unit trust” for purposes of the Tax Act prior to April 11, 2045, as determined by the Manager in its discretion. If such event does not occur, the adverse income tax considerations applicable to the Trust could be material. However, the discussion of Canadian tax consequences herein describes the tax consequences of the Trust not qualifying as a unit trust and a mutual fund trust, as is currently the case, and does not anticipate any changes to the status of the Trust.

Canadian Taxation of the Trust

The Trust will generally be subject to tax in each taxation year under Part I of the Tax Act on the amount of its income for the year, including net realized taxable capital gains, less the portion thereof that it claims in respect of the amount paid or payable to the unitholders in such taxation year. An amount will be considered to be payable to a unitholder in a taxation year if it is paid in the year by the Trust or the unitholder is entitled in that year to enforce payment of it.

In computing its income for purposes of the Tax Act, the Trust may deduct reasonable administrative costs and other reasonable expenses incurred by it for the purpose of earning income. However, because the Trust does not qualify as a unit trust, it may not deduct from its income for the year a portion of any reasonable expenses incurred by the Trust to issue the trust units.

Under the currently enacted rules in the Tax Act, one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Trust in a taxation year must be included in computing the Trust’s income for the year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by the Trust in a taxation year must be deducted against any taxable capital gains realized by the Trust in the year. Any excess of allowable capital losses over taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Trust to the extent and under the circumstances described in the Tax Act. Because the Trust will not qualify as a mutual fund trust, it will not be entitled to reduce (or receive a refund in respect of) its liability, if any, for any tax arising on its capital gains for a particular taxation year.

Pursuant to Tax Proposals released on June 10, 2024 (the “Capital Gains Proposals”), subject to certain transitional rules, the portion of a capital gain or capital loss included in the taxable capital gain or allowable capital loss of the Trust is increased from one-half to two-thirds in respect of dispositions made by the Trust on or after June 25, 2024. The Capital Gains Proposals are discussed in more detail below under “Canadian Taxation of Unitholders – Unitholders Resident in Canada”.

The CRA has expressed the opinion that gains (or losses) of trusts resulting from transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure in the nature in trade, so that such transactions give rise to ordinary income rather than capital gains — although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances. In the view of Canadian counsel, the holding by the Trust of Copper with no intention of disposing of such Copper likely would not represent an adventure in the nature of trade so that a disposition of Copper that previously had been acquired without such intention would likely give rise to a capital gain (or capital loss) to the Trust. As the Manager intends for the Trust to be a long-term holder of Copper and does not anticipate that the Trust will dispose of its Copper (otherwise than on a redemption of trust units or where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of Copper as capital gains (or capital losses), although depending on the circumstances, the Trust may instead include (or deduct) the full amount of such gains or losses in computing its income. If the CRA were to assess or re-assess the Trust on the basis that gains realized on dispositions of Copper were not on capital account, then the Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act to the extent such gains were not distributed to unitholders, and could be liable for taxes, penalties and interest under Part XIII of the Tax Act in connection with withholding tax which was not withheld on distributions to non-residents, which could reduce the NAV for all unitholders.

Losses incurred by the Trust in a taxation year cannot be allocated to unitholders, but may be deducted by the Trust in future years in accordance with the Tax Act.

Having regard to the Trust Agreement, the Trust is required to make distributions in each year to Trust unitholders in an amount sufficient to ensure that the Trust will generally not be liable for tax under Part I of the Tax Act in any year. Income of the Trust payable to unitholders, whether in cash, additional units or otherwise, will generally be deductible by the Trust in computing its taxable income. However, there are circumstances in which the Trust, despite making such distributions, may be liable for alternative minimum tax.

If the Trust does not qualify as a unit trust within the meaning of the Tax Act, on the day that is 21 years after the date of its creation (or on each 21-year anniversary day thereafter) the Trust may be deemed at that time to have disposed of, and reacquired, certain capital property for fair market value for the purposes of the Tax Act. Accordingly, the Trust would be subject to tax under Part I of the Tax Act on the taxable capital gains arising from such deemed disposition, less the portion thereof that it claims in respect of amounts paid or payable to the Trust unitholders in the taxation year.

SIFT Trust Rules

The Trust will be a “SIFT trust” as defined in the Tax Act for a taxation year of the Trust if in that year the trust units are listed or traded on a stock exchange or other public market and the Trust holds one or more “non-portfolio properties,” as defined in the Tax Act. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by unitholders would be treated as dividends from a taxable Canadian corporation.

Copper and other property of the Trust will be non-portfolio property if such property is used by the Trust (or by a person or partnership with which it does not deal at arm’s length within the meaning of the Tax Act) in the course of carrying on a business in Canada. In some circumstances, significant holdings of “securities” (the term “security” is broadly defined in the Tax Act) of other entities could also be non-portfolio property.

The Trust is subject to investment restrictions, including a prohibition against carrying on any business, that are intended to ensure that it will not be a SIFT trust. The mere holding by the Trust of Copper as capital property (or as an adventure in the nature of trade) would not represent the use of such property in carrying on a business in Canada and, therefore, would not by itself cause the Trust to be a SIFT trust.

Canadian Taxation of Unitholders

Unitholders Resident in Canada

This part of the general description of the principal Canadian federal income tax considerations is applicable to a unitholder who, for the purposes of the Tax Act and any applicable tax treaty, is, or is deemed to be, resident in Canada at all relevant times (a “Canadian unitholder”). This portion of the description is primarily directed at unitholders who are individuals. Unitholders who are Canadian resident corporations, trusts or other entities should consult their own tax advisors regarding their particular circumstances.

Canadian unitholders will generally be required to include in their income for tax purposes for a particular year the portion of the income of the Trust for that particular taxation year, including net realized taxable capital gains, if any, that is paid or payable to the Canadian unitholder in the particular taxation year, whether such amount is received in additional trust units or cash. Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains as is paid or payable to a Canadian unitholder will effectively retain its character and be treated as such in the hands of the unitholder for purposes of the Tax Act, and would be subject to the Capital Gains Proposals discussed below.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Canadian unitholder in a taxation year will not be included in computing the Canadian unitholder’s income for the year. Any other amount in excess of the income of the Trust that is paid or payable to a Canadian unitholder in such year also will not generally be included in the Canadian unitholder’s income for the year. However, where such other amount is paid or payable to a Canadian unitholder (other than as proceeds of disposition of trust units), the Canadian unitholder generally will be required to reduce the adjusted cost base of a trust unit to the Canadian unitholder by such amount. To the extent that the adjusted cost base of a trust unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Canadian unitholder from the disposition of the trust unit and the Canadian unitholder’s adjusted cost base in respect of the trust unit will be increased by the amount of such deemed capital gain to zero.

Upon the actual or deemed disposition of a trust unit (including on a redemption), a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the trust unit exceed (or are exceeded by) the aggregate of the adjusted cost base of the trust unit to the Canadian unitholder and any costs of disposition. For the purpose of determining the adjusted cost base to a Canadian unitholder of a trust unit, when a trust unit is acquired, the cost of the newly acquired trust unit will be averaged with the adjusted cost base of all trust units owned by the Canadian unitholder as capital property that were acquired before that time. For this purpose, the cost of trust units that have been issued as an additional distribution will generally be equal to the amount of the net income or capital gain distributed to the Canadian unitholder in trust units. A consolidation of trust units following a distribution paid in the form of additional trust units will not be regarded as a disposition of trust units and will not affect the aggregate adjusted cost base to a Canadian unitholder of trust units.

Under the currently enacted rules in the Tax Act, one-half of capital gains (“taxable capital gains”) are included in an individual’s income and one-half of capital losses (“allowable capital losses”) are generally deductible only against taxable capital gains. Any unused allowable capital losses may be carried back up to three taxation years and forward indefinitely and deducted against net taxable capital gains realized in any such other year to the extent and under the circumstances described in the Tax Act. Capital gains realized by individuals may give rise to alternative minimum tax.

The Capital Gains Proposals increase a Canadian unitholder’s capital gains inclusion rate for a taxation year ending after June 24, 2024 from one-half to two-thirds, subject to a transitional rule applicable for a Canadian unitholder’s 2024 taxation year that would reduce the capital gains inclusion rate for that taxation year to, in effect, be one-half for net capital gains realized before June 25, 2024. The Capital Gains Proposals also include provisions that generally offset the increase in the capital gains inclusion rate for up to $250,000 of capital gains realized by a Canadian unitholder that is an individual (excluding a trust) in a year, calculated net of any capital losses incurred in the year (or the portion of the year ending after June 24, 2024 in the case of the 2024 taxation year), and which are not offset by net capital losses from prior years which are deducted against taxable capital gains in the year. If the Capital Gains Proposals are enacted as proposed, capital losses realized prior to June 25, 2024 which are deductible against capital gains included in income for the 2024 or subsequent taxation years will offset an equivalent capital gain regardless of the inclusion rate which applied at the time such capital losses were realized.

Pursuant to the Capital Gains Proposals, net capital gains of the Trust that are included in the Canadian unitholder’s income for the year (and for which appropriate designations are made by the Trust) should benefit from the lower 50% capital gains inclusion rate to the Canadian unitholder up to the $250,000 annual threshold discussed above. For the taxation year of the Trust that begins before June 25, 2024 and ends after June 24, 2024, based on the Capital Gains Proposals, the amount designated to unitholders in respect of the Trust’s net taxable capital gains will be grossed up (doubled for gains in the pre-June 25, 2024 period and increased by 3/2 for gains in the post-June 24, 2024 period) and deemed to be capital gains realized by the Canadian unitholder in the period that the Trust disposed of the relevant capital property (either pre-June 25, 2024 or post-June 24, 2024). The Trust will be required to disclose to its unitholders in prescribed form the portion of the deemed capital gains that relates to dispositions of property that occurred in each period. If the Trust does not disclose this information, the deemed capital gains would be deemed to have been realized after June 24, 2024. The Trust also has the option of electing the deemed capital gains allocated to its unitholders to have been realized by them proportionally within the two periods based on the number of days in each period divided by the number of days in the Trust’s taxation year. Canadian unitholders should consult their own tax advisors having regard to their own circumstances.

If, at any time, the Trust delivers Copper to any Canadian unitholder upon a redemption of a Canadian unitholder’s trust units, the Canadian unitholder’s proceeds of disposition of the trust units will generally be equal to the aggregate of the fair market value of the distributed Copper and the amount of any cash received, less the amount of any capital gain or income realized by the Trust as a result of the disposition of such Copper which is allocated to the Canadian unitholder. The cost of any Copper distributed by the Trust in specie will generally be equal to the fair market value of such Copper at the time of the distribution. Pursuant to the Trust Agreement, the Trust has the authority to distribute, allocate and designate any taxable capital gains or income of the Trust to a Canadian unitholder who has redeemed trust units during a year in an amount equal to the taxable capital gains or income realized by the Trust as a result of such redemption (including any taxable capital gain or income realized by the Trust in distributing Copper to a unitholder who has redeemed trust units for such Copper, and any taxable capital gains or income realized by the Trust before, at or after the redemption as a result of selling Copper in order to fund the payment of cash redemption proceeds), or such other amount that is determined by the Trust to be reasonable. Any such allocations will reduce the redeeming Canadian unitholder’s proceeds of disposition for the purposes of the Tax Act.

The Manager anticipates that the Trust generally will treat gains as a result of dispositions of Copper as capital gains (see above under “Material Tax Considerations – Material Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust”) and that such capital gains generally will be designated as taxable capital gains of the unitholders. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of amounts distributed to unitholders, with the result that Canadian unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase.

Unitholders Not Resident in Canada

This portion of the description is applicable to a unitholder who, at all relevant times for purposes of the Tax Act, has not been and is not resident in Canada or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold its trust units in connection with a business that the unitholder carries on, or is deemed to carry on, in Canada at any time, and is not an insurer or bank who carries on an insurance or banking business or is deemed to carry on an insurance or banking business in Canada and elsewhere (a “Non-Canadian unitholder”). Prospective non-resident purchasers of trust units should consult their own tax advisors to determine their entitlement to relief under any income tax treaty between Canada and their jurisdiction of residence, based on their particular circumstances.

Any amount paid or credited by the Trust to a Non-Canadian unitholder as income of or from the Trust, whether such amount is received in additional trust units or cash generally will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax treaty between Canada and the Non-Canadian unitholder’s jurisdiction of residence. Pursuant to the Convention Between Canada and the United States of America With Respect to Taxes on Income and on Capital, as amended (the “Treaty”), a Non-Canadian unitholder who is a resident of the United States and entitled to benefits under the Treaty will generally be entitled to have the rate of Canadian withholding tax reduced to 15% of the amount of any distribution that is paid or credited as income of or from the Trust. A Non-Canadian unitholder that is a religious, scientific, literary, educational or charitable organization that is resident in, and exempt from tax in, the United States may be exempt from Canadian withholding tax under the Treaty, provided that certain administrative procedures are observed regarding the registration of such unitholder.

Any amount in excess of the income of the Trust that is paid or payable by the Trust to a Non-Canadian unitholder (including the non-taxable portion of capital gains realized by the Trust) generally will not be subject to Canadian withholding tax. Where such excess amount is paid or becomes payable to a Non-Canadian unitholder, otherwise than as proceeds of disposition or deemed disposition of trust units or any part thereof, the amount generally will reduce the adjusted cost base of the trust units held by such Non-Canadian unitholder. (However, the non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Non-Canadian unitholder will not reduce the adjusted cost base of the trust units held by the Non-Canadian unitholder.) If, as a result of such reduction, the adjusted cost base to the Non-Canadian unitholder in any taxation year of trust units would otherwise be a negative amount, the Non-Canadian unitholder will be deemed to realize a capital gain in such amount for that year from the disposition of trust units. Such capital gain will not be subject to tax under the Tax Act, unless the trust units represent “taxable Canadian property” to such Non-Canadian unitholder. The Non-Canadian unitholder’s adjusted cost base in respect of trust units will, immediately after the realization of such capital gain, be zero.

A disposition or deemed disposition of a trust unit by a Non-Canadian unitholder will not give rise to any capital gain subject to tax under the Tax Act, provided that the trust unit does not constitute “taxable Canadian property” of the Non-Canadian unitholder for purposes of the Tax Act. Trust units will not be “taxable Canadian property” of a Non-Canadian unitholder unless at any time during the 60-month period immediately preceding their disposition by such Non-Canadian unitholder, the trust units derived directly or indirectly more than 50% of their fair market value from any combination of “Canadian resource properties” (which definition in the Tax Act does not include Copper), real or immovable property situated in Canada, timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, such properties, whether or not such property exists, or the trust units were otherwise deemed to be taxable Canadian property. Assuming that the Trust adheres to its mandate to invest and hold substantially all of its assets in Copper, the trust units should not be taxable Canadian property.

Even if trust units held by a Non-Canadian unitholder were “taxable Canadian property”, a capital gain from the disposition of trust units may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention. A capital gain realized on the disposition of trust units by a Non-Canadian unitholder entitled to benefits under the Treaty (and who is not a former resident of Canada for purposes of the Treaty) should be exempt from tax under the Tax Act.

Non-Canadian unitholders whose trust units constitute “taxable Canadian property” and who are not entitled to relief under an applicable income tax treaty are referred to the discussion above under “Material Tax Considerations — Canadian Taxation of Unitholders — Unitholders Resident in Canada” relating to the Canadian tax consequences in respect of a disposition of a trust unit.

International Information Reporting

Generally, investors will be required to provide their dealer with information related to their tax residency or citizenship and, if applicable, a foreign tax identification number. If an investor does not provide the information or is identified as a U.S. citizen or a foreign (including U.S.) tax resident, additional details about the investor and their investment in the Trust will be reported to the CRA, unless the investment is held within a Registered Plan (as defined below) but excluding, in the case of information reporting to the United States, a FHSA (as defined below) (however, based on the current administrative position of the CRA, FHSAs are not required to be reported to the CRA in any event). The CRA will provide that information to the U.S. Internal Revenue Service (in the case of U.S. tax residents or citizens) or the relevant tax authority of any country that is a signatory of the Multilateral Competent Authority Agreement on Automatic Exchange of Financial Account Information or that has otherwise agreed to a bilateral information exchange with Canada.

Taxation of Registered Plans

Provided that the trust units are listed on a “designated stock exchange” (which currently includes the TSX) for purposes of the Tax Act, the trust units, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for deferred profit sharing plans, tax-free savings accounts (“TFSAs”), first home savings accounts (“FHSAs”), registered disability savings plans (“RDSPs”), registered education savings plans (“RESPs”), registered retirement savings plan (“RRSPs”) and registered retirement income funds (“RRIFs”) (collectively, “Registered Plans”).

Notwithstanding that the trust units may be qualified investments for RRSPs, RRIFs, RESPs, RDSPs, FHSAs and TFSAs, the subscriber of a RESP, the holder of a RDSP, FHSA or TFSA, or the annuitant under a RRSP or RRIF, as the case may be, will be subject to penalty taxes in respect of the trust units if such properties are a “prohibited investment” (as defined in the Tax Act) for the RESP, RDSP, FHSA, TFSA, RRSP or RRIF, as applicable. Trust units will not generally be a prohibited investment provided that the subscriber, holder or annuitant, as applicable, deals at arm’s length with the Trust for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in the Trust. Generally, a subscriber, holder or annuitant, as the case may be, will not have a “significant interest” in the Trust unless the subscriber, holder, or annuitant, as the case may be, owns interests as a beneficiary under the Trust that have a fair market value of 10% or more of the fair market value of the interests of all beneficiaries under the Trust, either alone or together with persons and partnerships with which the subscriber, holder or annuitant, as the case may be, does not deal at arm’s length. In addition, the trust units will not be a “prohibited investment” if such units are “excluded property” as defined in the Tax Act for a trust governed by a RESP, RDSP, FHSA, TFSA, RRSP or RRIF.

Amounts of income and capital gains included in a Registered Plan’s income are generally not taxable under Part I of the Tax Act, provided that the trust units are qualified investments for the Registered Plan. Unitholders should consult their own advisors regarding the tax implications of establishing, amending, terminating or withdrawing amounts from a Registered Plan.

ELIGIBILITY UNDER THE TAX ACT FOR INVESTMENT BY CANADIAN EXEMPT PLANS

In the opinion of Stikeman Elliott LLP, counsel for the Trust, provided that the trust units are listed on a “designated stock exchange” (which currently includes the TSX) for purposes of the Tax Act, the trust units, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for RRSPs, RRIFs, deferred profit sharing plans, RDSPs, RESPs, FHSAs and TFSAs.

Notwithstanding that the trust units may be qualified investments for RESPs, RDSPs, FHSAs, TFSAs, RRSPs and RRIFs, the subscriber of a RESP, the holder of a RDSP, FHSA or TFSA, as the case may be, or the annuitant under an RRSP or RRIF, as the case may be, will be subject to penalty taxes in respect of the trust units if such properties are a “prohibited investment” for the RESP, RDSP, FHSA, TFSA, RRSP or RRIF, as applicable. Trust units will not generally be a prohibited investment provided that the subscriber, holder or annuitant, as applicable, deals at arm’s length with the Trust for purposes of the Tax Act and does not have a “significant interest” in the Trust. Generally, a subscriber, holder or annuitant, as the case may be, will not have a “significant interest” in the Trust unless the subscriber, holder, or annuitant, as the case may be, owns interests as a beneficiary under the Trust that have a fair market value of 10% or more of the fair market value of the interests of all beneficiaries under the Trust, either alone or together with persons and partnerships with which the subscriber, holder or annuitant, as the case may be, does not deal at arm’s length. In addition, the trust units will not be a “prohibited investment” if such units are “excluded property” as defined in the Tax Act for a trust governed by a RESP, RDSP, FHSA, TFSA, RRSP or RRIF.

AUDITORS

The IPO Financial Statements incorporated by reference in this prospectus have been audited by KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as stated in their report, which is incorporated by reference herein. KPMG LLP has advised the Trust and the Manager that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation in respect of the period covered by the IPO Financial Statements.

LEGAL MATTERS

Certain legal matters relating to the trust units offered by this prospectus will be passed upon for us by Stikeman Elliott LLP, Toronto, Ontario, Canada, with respect to matters of Canadian law. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of any class of trust units issued by the Trust.

EXEMPTIONS AND APPROVALS

Pursuant to a decision of the Ontario Securities Commission dated May 30, 2024, the Trust has obtained exemptive relief from the Canadian securities regulatory authorities for relief from NI 81-102 and the Securities Act (Ontario), as applicable, to permit the Trust to appoint the Facilities as custodians of the Trust’s Copper.

Pursuant to a decision of the Autorité des marchés financiers dated June 14, 2024, the Trust was granted a permanent exemption from the requirement to translate into French this prospectus as well as the documents incorporated by reference therein and any prospectus supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this prospectus and any prospectus supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Trust offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

Pursuant to a decision of the Ontario Securities Commission dated June 14, 2024, the Trust was granted an exemption from the short form prospectus eligibility qualification criteria under paragraph 2.2(d) of NI 44-101 to permit the Trust to file a short form prospectus or a shelf prospectus even though the Trust does not have current annual financial statements or a current AIF (as those terms are defined in NI 44-101). The relief was granted to the Trust on the condition that: (a) the Trust incorporates by reference the IPO Financial Statements; and (b) the Trust includes or incorporates by reference the disclosure that would have been required in a current AIF, had the Trust been required to prepare a current AIF.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of the trust units distributed under an “at-the-market” distribution by the Trust do not have the right to withdraw from an agreement to purchase the trust units and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the trust units purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the trust units purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of the trust units distributed under an “at-the-market” distribution by the Trust may have against the Trust or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

CERTIFICATE OF THE TRUST AND THE MANAGER

Dated: July 3, 2024

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces and territories of Canada.

Sprott Physical Copper Trust

By its manager, Sprott Asset Management LP

by its general partner, Sprott Asset Management GP Inc.

(Signed) John Ciampaglia	(Signed) Varinder Bhathal
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of
SPROTT ASSET MANAGEMENT GP INC.

(Signed) Whitney George	(Signed) Kevin Hibbert
Director	Director

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